Cyber Informatix, Inc.
(A Nevada Corporation)
5231 Stone Mountain Place, Alta Loma, CA   81737
Tel: (306)529-2652, Fax: (702) 543-4935
______________________________________________________________________________

December 8th, 2008,	VIA: FedEx Courier

Mark P. Shuman, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N. E.
Washington, D.C.  20549
USA

Dear Mr. Shuman:

Re:	Allstar Restaurants
Amendment No. 1 to Registration Statement on Form S-1 Filed November 5, 2008 File No. 333-154610

Further to your letter of November 4, 2008, we resubmit our amended Form S-1 and have addressed your comments as follows:

COVER PAGE OF PROSPECTUS

1.	We have revised as per your comment. We have edited the cover page to be consistent with all requirements of Rule 421(d) and Item 501(b) of Regulation S-K.

2.
We have revised as per your comment. We have edited the cover page to include the following statement: “… the selling shareholders will offer their shares at a fixed price of $0.02 per share until the shares are quoted on the Over the Counter Bulletin Board.” In addition, we corrected the selling stockholders’ price per share (error) on Page 17, which should read $0.02 per share, and not $0.05 per share.

3.
We have revised as per your comment. Both Officers and Directors will sell the shares to the public. Further, we have included a statement on page 34 (Plan Of Distribution) as follows: “The foregoing statements pertain solely to the portion of the offering in this prospectus being conducted by the company and not the resale of the shares held by the selling stockholders.”

4.	We have revised as per your comment. We have deleted the table on the cover page that emphasizes that all shares offered are sold.

USE OF PROCEEDS, page 17

5.
We have revised as per your comment. We have added additional scenarios showing realized proceeds from the offering of 10% , 25%, and 75% (in addition to 50% and 100%) in Use of Proceeds, Dilution, and Liquidity sections.

_____________________________________________________________________
Cyber Informatix, Inc.

Cyber Informatix, Inc.
(A Nevada Corporation)
5231 Stone Mountain Place, Alta Loma, CA   81737
Tel: (306)529-2652, Fax: (702) 543-4935
______________________________________________________________________________

PLAN OF OPERATIONS, page 26

6.	We have revised as per your comment, see page 27.

MANAGEMENT’S DUSCUSSION AND ANAYSIS AND RESULTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 28

7.
We have revised as per your comment. On page 31, we have included the following statement: “Should it be necessary, Management has committed to providing funding in an amount up to $50,000 over the next twelve-month period.”

UNDERTAKINGS, page 67

8.	We have revised as per your comment. We have deleted the last paragraph of Item 17 in the Undertakings section.

*We have included the September 30, 2008 financial statements (Reviewed).

I have enclosed 2 copies of the “marked-up” version showing changes made and 2 copies of the “final and clean” version for your review. I have also included a copy of the updated Auditor Consent letter and Legal Opinion letter.

If you have any questions, you can contact our Secretary and Treasurer, Terry G. Bowering, at 306-529-2652.

Thank you.

Yours truly,

CYBER INFORMATIX, INC.:

/s/ Donald C. Jones	/s/ Terry G. Bowering
Donald C. Jones	Terry G. Bowering
President	Secretary

c.c. Via Fax: 604-681-4760:	William L. Macdonald,
Tel: 604-689-1022	Macdonald Tuskey Corporate & Securities Lawyers
Vancouver, Canada

/Encl.

_____________________________________________________________________
Cyber Informatix, Inc.